Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 19 July 2023

SECOND QUARTER REPORT FOR PERIOD ENDED 30 JUNE 2023

Delivering reliable production

•

Delivered quarterly production of 44.5 MMboe (489 Mboe/day), down 5% from Q1 2023 due to planned turnaround and maintenance activities. Full-year production guidance remains unchanged at 180–190 MMboe.

•	Delivered sales volume of 48.4 MMboe, down 4% from Q1 2023, primarily due to lower production.

•	Delivered revenue of $3,084 million, down 29% from Q1 2023, due to lower realised prices and lower production.

•	Achieved a portfolio average realised price of $63/boe.

•	Sold 31% of produced LNG at prices linked to gas hub indices.

Executing major projects

•	Mad Dog Phase 2 successfully achieved first production at the Argos platform in April 2023, increasing production in the US Gulf of Mexico.

•	The Scarborough development was 38% complete at the end of the period, with manufacturing of the export trunkline complete and Pluto Train 2 module fabrication ramping up.

•

The Sangomar project was 88% complete at the end of the period, with 12 of 23 wells drilled and completed. The floating production storage and offloading (FPSO) topsides integration and pre-commissioning works continued in Singapore.

•

The Sangomar project is now targeting first oil in mid-2024 and the total cost of the project is expected to be US$4.9–5.2 billion, an increase of 7–13% from the previous cost estimate of US$4.6 billion.

Investing in growth

•	Approved a final investment decision to develop the Trion resource in Mexico, with the development remaining subject to regulatory approval of the field development plan (FDP).

•	Made a final investment decision on the Julimar-Brunello Phase 3 project.

•	Progressed contracting activities for the plant construction scope and schedule-critical packages for H2OK.

Woodside CEO Meg O’Neill said:

“It was an extremely difficult period for everyone at Woodside, given the tragic death in early June of a contractor employee at the North Rankin Complex.

“Western Australian Police and the National Offshore Petroleum Safety and Environmental Management Authority (NOPSEMA) are investigating the incident and Woodside is conducting an internal investigation.

“Strong underlying operational performance in the second quarter was impacted by planned turnaround and maintenance activities particularly at the onshore Pluto LNG facility and associated offshore facilities in Western Australia.

“The team delivered a successful turnaround, completing the planned activities at Pluto on schedule.

“Whilst production and sales were lower compared with the first quarter of 2023, they were higher than the corresponding period last year, reflecting Woodside’s expanded operations portfolio.

“In the US Gulf of Mexico, we commenced production from the Argos offshore facility. This was a significant milestone for the Mad Dog Phase 2 project and production is expected to ramp up through the year.

“The Scarborough and Pluto Train 2 project continued to make good progress and is now 38% complete. Fabrication of both the topsides and hull of the floating production unit has ramped up. The accommodation village in Karratha, which will service the Pluto Train 2 construction workforce, is now complete. Pluto Train 2 module fabrication and foundation site works is progressing well.

“We conducted a cost and schedule review at Sangomar following the identification of remedial work required on the FPSO. We have taken the prudent decision to conduct the remedial work while the FPSO remains at the shipyard in Singapore.

“This minimises the impact to the project schedule as it is safer, more efficient and more cost effective than undertaking the work offshore Senegal. First oil is now targeted for mid-2024.

“We also achieved an important step towards value-accretive investment in future growth, taking a final investment decision to develop the Trion oil field offshore Mexico, subject to the regulator’s approval of the field development plan which is expected in the fourth quarter of this year. Trion is expected to deliver shareholder returns which exceed Woodside’s capital allocation framework targets following its forecast start up in 2028.

“A final investment decision was also taken for the Julimar-Brunello Phase 3 project, which will provide a new supply of gas to the non-operated Wheatstone LNG facility in Western Australia.

“We are progressing contracting activities for the plant construction scope and other schedule-critical packages for H2OK and aiming to be ready for a final investment decision in 2023.”

Comparative performance at a glance

		Q2 2023	Q1 2023	Change %	Q2 2022[1]	Change %
Production[2]	MMboe	44.5	46.8	(5%)	33.8	32%
	Mboe/day	489	520		371
Sales	MMboe	48.4	50.4	(4%)	35.8	35%
Revenue	$ million	3,084	4,330	(29%)	3,438	(10%)

[1]	Q2 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[2]

Q2 2023 includes 0.23 MMboe, Q1 2023 includes 0.31 MMboe and Q2 2022 includes 0.30 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

Operational overview

Production

•

Production decreased compared to the previous quarter to 44.5 MMboe, primarily due to the planned major turnarounds on Pluto LNG and Ngujima-Yin FPSO. This was partly offset by seasonal demand from Bass Strait and higher production from Mad Dog following first production from the Argos facility in April 2023.

Australian LNG

•	Completed significant planned turnaround and maintenance activities on the onshore and offshore facilities at Pluto LNG on schedule, with production recommencing in June 2023.

Julimar-Brunello

•

Made a final investment decision on Julimar-Brunello Phase 3 in April 2023. The project involves the drilling of up to four development wells in the Julimar field and the installation of subsea infrastructure to connect to the existing Julimar field production system.

Bass Strait

•	Commenced the commercial tender process for decommissioning a number of facilities within the Gippsland Basin and continued plug and abandonment (P&A) of wells that are no longer producing.

•

Progressed front-end engineering design (FEED) work on Phase 1 of the South East Australia carbon capture and storage (SEA CCS) project. Phase 1 of the SEA CCS project aims to use existing infrastructure to store CO2 in the depleted Bream field off the coast of Gippsland, Victoria.

Gulf of Mexico

•	A successful appraisal well, SWX4, was drilled in the southwest part of the Mad Dog field. An extension of the current development through a multi-well tie-back to Argos is being evaluated.

•

The second of two wells was completed on the Shenzi North project. Subsea work is ongoing with the first of three subsea installation campaigns completed, installing manifolds and high integrity pressure-protection system packages. The project was 82% complete at the end of the period.

Australia Oil

•	The Ngujima-Yin FPSO successfully completed a planned five-yearly maintenance turnaround in a Singapore drydock with production expected to recommence in July 2023.

•	The Enfield P&A campaign continued with four wells permanently plugged and three xmas trees removed. The plugging of 13 of 18 Enfield wells and removal of 16 of 18 xmas trees has been completed.

Project and development activities

Mad Dog Phase 2

•	First production was successfully achieved at the Argos platform in April 2023. Production is expected to continue to ramp-up through 2023.

Scarborough

•	Scarborough upstream pipeline manufacturing is now complete, with pipeline coating ongoing. Ramp up of the floating production unit (FPU) fabrication for both the topsides and hull continued.

•	Pluto Train 2 module fabrication and foundation site works progressed. The construction accommodation village was completed.

•	Pluto Train 1 design activities and market engagement for long-lead items continued.

•	The relevant Western Australian regulator accepted the Scarborough Trunkline Installation (State Waters) Environment Plan. Engagement with NOPSEMA continued regarding Commonwealth Environment Plans.

•	The project was 38% complete at the end of the period and first LNG cargo is targeted for 2026.

Sangomar Field Development Phase 1

•	A cost and schedule review was conducted following the identification of remedial work required on the FPSO facility.

•	First oil is now expected in mid-2024 and the total development cost is expected to be US$4.9–5.2 billion, representing a 7–13% increase from the previous cost estimate of US$4.6 billion.

•	FPSO topsides integration and pre-commissioning works continued in Singapore.

•	The development drilling program continued with 12 of 23 wells completed.

•	The subsea installation campaign was 76% complete, with the overall subsea work scope 95% complete at the end of the period.

•	The project was 88% complete at the end of the period.

Trion

•

In June 2023, Woodside made a final investment decision to develop the Trion resource in Mexico. The development is expected to deliver shareholder returns which exceed Woodside’s capital allocation framework targets.[3]

•	Following Woodside’s approval, the joint venture approved the FDP. The FDP was submitted to the regulator and approval is expected in Q4 2023.

•	Long-lead orders were placed for the FPU topsides rotating equipment.

•	The FPU engineering, procurement and construction contract was executed with Hyundai Heavy Industries.

New energy

H2OK

•	Contracting activities for the plant construction scope and other schedule critical packages progressed.

•	Woodside purchased 94 acres of land in the Westport Industrial Park in Ardmore, Oklahoma, for the proposed H2OK facility.

•	Woodside is targeting final investment decision readiness for H2OK in 2023.

Hydrogen Refueller @H2Perth

•

Awarded the contract for the engineering and fabrication of the hydrogen production equipment and submitted Western Australian environmental approval application documents. The Commonwealth environmental approval application documents were submitted subsequent to the quarter.

Woodside Solar:

•	Completed the solar electrical tie-in scope at the Pluto LNG facility during the 2023 Pluto shutdown.

•	Woodside Solar is targeting final investment decision readiness in 2023.

[3]

Forecast IRR and payback period assume Woodside equity of 60% in Trion; includes capital carry of approximately US$460m of capital expenditure for PEMEX (at Woodside’s final investment decision). IRR and the payback period are a look forward from June 2023 and assume US$70/bbl (real terms 2022) Brent oil price. Payback period is calculated from undiscounted cash flows, RFSU + approximately 4 years.

Marketing

Australian domestic gas

•

The long-term gas sale and purchase agreement (GSPA) with Perdaman Chemicals and Fertiliser Pty Ltd (Perdaman) became unconditional following a final investment decision being made by Perdaman on its 2.3 million tonne per annum urea plant, near Karratha, Western Australia. Supply under the GSPA is for approximately 130 terajoules per day of gas over a term of 20 years, commencing upon commissioning of the plant expected in 2026 or 2027.

•

Woodside executed several natural gas sales agreements for the combined supply of approximately 80 petajoules of pipeline gas to Western Australian domestic customers including retailers, commercial and industrial users. Delivery is expected to take place from Q4 2023 to the end of 2025.

•

Following an expression of interest (EOI) process, Woodside executed several natural gas sales agreements for the supply of approximately 40 petajoules of gas to domestic customers including retailers, commercial and industrial users in the eastern Australian gas market from 2024 to 2026.

Corporate activities

Hedging

•

Woodside has placed oil price hedges for approximately 21.8 Mmboe of 2023 production at an average price of approximately $74.5 per barrel, of which approximately 11.2 MMboe has been delivered. As at the end of the period, Woodside hedged approximately 6.2 MMboe of 2024 production at an average price of approximately $75.2 per barrel.

•

Subsequent to the period, Woodside placed oil price hedges on a further 19.8 MMboe of production and has now hedged approximately 26.0 MMboe of 2024 production at an average price of approximately $75.36 per barrel.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub and Title Transfer Facility (TTF) commodity swaps. Approximately 81% of Corpus Christi volumes for the remainder of 2023 and approximately 29% of 2024 volumes have reduced pricing risk as a result of hedging activities.

•

The year-to-date pre-tax expense related to hedged positions is approximately $229 million, with $103 million pre-tax expense related to oil price hedges, $99 million pre-tax expense related to Corpus Christi hedges and $27 million pre-tax expense related to other hedge positions. Hedging losses will be included in “other expenses” in the half-year financial statements.

2023 half year results and teleconference

•	Woodside’s Half-Year Report 2023 and associated investor briefing will be released to the market on Tuesday, 22 August 2023. It will also be available on Woodside’s website at www.woodside.com.

•

A teleconference providing an overview of the 2023 half-year results and a question-and-answer (Q&A) session will be hosted by CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Tuesday, 22 August at 08:00 AWST / 10:00 AEST / 19:00 CDT (Monday 21 August).

•	We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-hyr-2023/ to view the presentation and listen to a live stream of the Q&A session

•	https://s1.c-conf.com/diamondpass/10031114-ldyp34.html to participate in the Q&A session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

2023 full-year guidance

		Prior	Current
Production	MMboe	180 –190	No change
Capital expenditure	$ billion	6.0 – 6.5	No change
Gas hub exposure	% of produced LNG	20 – 25	No change

Half-year 2023 line-item guidance

Financial reporting guidance

•

Woodside’s net profit after tax for the first half of 2023 is expected to include the recognition of a Pluto petroleum resource rent tax (PRRT) deferred tax asset (DTA) expense of approximately $630 million due to lower realised pricing in the first half of 2023 and lower forecast short-term pricing. The reduction of the DTA is recognised as an expense in the PRRT tax line item in the consolidated income statement in the financial statements and is included in the half-year 2023 line-item guidance below. The post-tax impact of the Pluto PRRT DTA expense is approximately $430 million.

•

Woodside also expects to recognise a DTA of approximately $320 million for Trion, following the final investment decision in June 2023. The recognition of the deferred tax asset represents the expected future tax benefit due to the expenditure incurred on the Trion project.

•

The Pluto PRRT DTA expense and the Trion DTA recognition are expected to be excluded from the underlying NPAT for the purposes of calculating the 2023 half-year dividend, consistent with prior practice.

Comments
Taxes
PRRT expense	$ million	750 – 1,000	Includes Pluto PRRT DTA expense of ~$630m.
Income tax expense	$ million	150 – 400	Includes Trion DTA recognition on final investment decision of ~$320m benefit; and the effect of the Pluto PRRT DTA expense of ~$200m.

Contacts:

INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Production summary

		Three months ended			Year to date
		June 2023	Mar 2023	June 2022[4]	June 2023	June 2022[4]
AUSTRALIA
LNG
North West Shelf	Mboe	8,746	9,673	5,826	18,419	10,438
Pluto[5]	Mboe	8,765	12,154	12,328	20,919	21,654
Wheatstone	Mboe	2,588	2,456	1,645	5,044	4,053

Total	Mboe	20,099	24,283	19,799	44,382	36,145

Pipeline gas
Bass Strait	Mboe	4,170	3,133	2,353	7,303	2,353
Other[6]	Mboe	3,080	3,037	1,692	6,117	2,445

Total	Mboe	7,250	6,170	4,045	13,420	4,798

Crude oil and condensate
North West Shelf	Mbbl	1,546	1,684	1,104	3,230	1,910
Pluto[5]	Mbbl	699	961	967	1,660	1,712
Wheatstone	Mbbl	425	408	277	833	698
Bass Strait	Mbbl	904	777	441	1,681	441
Macedon & Pyrenees	Mbbl	759	631	223	1,390	223
Ngujima-Yin	Mbbl	—	869	2,275	869	3,673
Okha	Mbbl	421	431	444	852	869

Total	Mboe	4,754	5,761	5,731	10,515	9,526

NGL
North West Shelf	Mbbl	339	292	228	631	409
Pluto[5]	Mbbl	45	50	60	95	66
Bass Strait	Mbbl	1,191	723	503	1,914	503

Total	Mboe	1,575	1,065	791	2,640	978

Total Australia[7]	Mboe	33,678	37,279	30,366	70,957	51,447

[4]	June 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[5]

Q2 2023 includes 1.96 MMboe of LNG, 0.08 MMboe of condensate and 0.04 MMboe of NGL, Q1 2023 includes 2.70 MMboe of LNG, 0.11 MMboe of condensate and 0.05 MMboe of NGL and Q2 2022 includes 2.51 MMboe of LNG and 0.10 MMboe of condensate and 0.06 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[6]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[7]

Q2 2023 includes 0.23 MMboe, Q1 2023 includes 0.31 MMboe and Q2 2022 includes 0.30 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

		Three months ended			Year to date
		June 2023	Mar 2023	June 2022[8]	June 2023	June 2022[8]
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	349	330	122	679	122
Trinidad & Tobago	Mboe	2,723	2,236	829	4,959	829
Other[9]	Mboe	—	30	—	30	—

Total	Mboe	3,072	2,596	951	5,668	951

Crude oil and condensate
Atlantis	Mbbl	2,792	2,696	987	5,488	987
Mad Dog	Mbbl	1,627	939	411	2,566	411
Shenzi	Mbbl	2,599	2,596	765	5,195	765
Trinidad & Tobago	Mbbl	294	297	150	591	150
Other[9]	Mbbl	81	39	27	120	27

Total	Mboe	7,393	6,567	2,340	13,960	2,340

NGL
Gulf of Mexico	Mbbl	350	331	119	681	119
Other[9]	Mbbl	—	17	—	17	—

Total	Mboe	350	348	119	698	119

Total International	Mboe	10,815	9,511	3,410	20,326	3,410

Total production	Mboe	44,493	46,790	33,776	91,283	54,857

[8]	June 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[9]	Overriding royalty interests held in the Gulf of Mexico (GoM) for several producing wells.

Product sales

		Three months ended			Year to date
		June 2023	Mar 2023	June 2022[10]	June 2023	June 2022[10]
AUSTRALIA
LNG
North West Shelf	Mboe	9,003	10,564	5,616	19,567	10,628
Pluto	Mboe	9,592	11,310	11,094	20,902	20,527
Wheatstone[11]	Mboe	2,312	2,350	1,464	4,662	3,985

Total	Mboe	20,907	24,224	18,174	45,131	35,140

Pipeline gas
Bass Strait	Mboe	4,113	3,082	2,194	7,195	2,194
Other	Mboe	3,040	2,939	1,629	5,979	2,377

Total	Mboe	7,153	6,021	3,823	13,174	4,571

Crude oil and condensate
North West Shelf	Mbbl	1,855	1,089	1,018	2,944	1,636
Pluto	Mbbl	614	614	1,828	1,228	2,300
Wheatstone	Mbbl	309	350	354	659	643
Bass Strait	Mbbl	1,035	82	333	1,117	333
Ngujima-Yin	Mbbl	—	1,141	2,436	1,141	3,772
Okha	Mbbl	—	653	619	653	619
Macedon & Pyrenees	Mbbl	1,032	518	—	1,550	—

Total	Mboe	4,845	4,447	6,588	9,292	9,303

NGL
North West Shelf	Mbbl	255	170	—	425	—
Pluto	Mbbl	73	182	—	255	—
Bass Strait	Mbbl	903	1,109	213	2,012	213

Total	Mboe	1,231	1,461	213	2,692	213

Total Australia	Mboe	34,136	36,153	28,798	70,289	49,227

[10]	June 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[11]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.15 MMboe in Q2 2023, 0.06 MMboe in Q1 2023 and 0.06 MMboe in Q2 2022.

		Three months ended			Year to date
		June 2023	Mar 2023	June 2022[12]	June 2023	June 2022[12]
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	341	343	127	684	127
Trinidad & Tobago	Mboe	2,700	2,295	836	4,995	836
Other[13]	Mboe	6	7	3	13	3

Total	Mboe	3,047	2,645	966	5,692	966

Crude oil and condensate
Atlantis	Mbbl	2,710	2,668	883	5,378	883
Mad Dog	Mbbl	1,628	941	379	2,569	379
Shenzi	Mbbl	2,652	2,673	718	5,325	718
Trinidad & Tobago	Mbbl	248	413	204	661	204
Other[13]	Mbbl	65	63	28	128	28

Total	Mboe	7,303	6,758	2,212	14,061	2,212

NGL
Gulf of Mexico	Mbbl	363	342	124	705	124
Other[13]	Mbbl	3	4	2	7	2

Total	Mboe	366	346	126	712	126

Total International	Mboe	10,716	9,749	3,304	20,465	3,304

MARKETING
LNG[14]	Mboe	3,532	4,483	3,741	8,015	7,079

Total	Mboe	3,532	4,483	3,741	8,015	7,079

Total Marketing	Mboe	3,532	4,483	3,741	8,015	7,079

Total sales	Mboe	48,384	50,385	35,843	98,769	59,610

[12]	June 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[13]	Overriding royalty interests held in the GoM for several producing wells.
[14]	Purchased LNG volumes sourced from third parties.

Revenue (US$ million)

	Three months ended			Year to date
	June 2023	Mar 2023	June 2022[15]	June 2023	June 2022[15]
AUSTRALIA
North West Shelf	667	1,270	523	1,937	1,159
Pluto	724	1,131	1,286	1,855	2,115
Wheatstone[16]	204	324	160	528	427
Bass Strait	328	211	232	539	232
Macedon	53	51	16	104	16
Ngujima-Yin	—	100	288	100	436
Okha	—	56	67	56	67
Pyrenees	89	50	1	139	1
INTERNATIONAL
Atlantis	203	199	109	402	109
Mad Dog	116	68	44	184	44
Shenzi	200	199	83	399	83
Trinidad & Tobago	112	136	66	248	66
Other[17]	4	5	3	9	3
Marketing revenue[18]	344	479	511	823	990
Total sales revenue[19]	3,044	4,279	3,389	7,323	5,748
Processing revenue	38	47	42	85	77
Shipping and other revenue	2	4	7	6	8

Total revenue	3,084	4,330	3,438	7,414	5,833

Realised prices

		Three months ended				Three months ended
	Units	June 2023	Mar 2023	June 2022[15]	Units	June 2023	Mar 2023	June 2022[15]
LNG produced[20]	$/MMBtu	10.9	16.7	13.8	$/boe	69	105	87
LNG traded[21]	$/MMBtu	11.0	16.7	21.5	$/boe	70	105	137
Pipeline gas					$/boe	37	38	57
Oil and condensate	$/bbl	75	76	115	$/boe	75	76	115
NGL	$/bbl	41	51	48	$/boe	41	51	48
Average realised price					$/boe	63	85	95
Dated Brent					$/bbl	78	81	114
JCC (lagged three months)					$/bbl	87	100	86
WTI					$/bbl	73.8	76.1	108.4
JKM					$/MMBtu	12.6	26.0	31.3
TTF					$/MMBtu	12.6	24.7	31.6

•	Average realised price was A$6.1/GJ in Western Australia, A$12.6/GJ in east coast Australia and $6.7/Mcf for International in Q2 2023.

[15]	June 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[16]

Q2 2023 includes $11 million, Q1 2023 includes $3 million and Q2 2022 includes $5 million recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[17]	Overriding royalty interests held in the GoM for several producing wells.
[18]	Values include revenue generated from purchased LNG volumes, as well as the marketing margin on the sale of Woodside’s produced liquids portfolio. Hedging impacts are excluded.
[19]	Total sales revenue excludes all hedging impacts.
[20]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[21]	Excludes any additional benefit attributed to produced LNG through third-party trading activities.

Expenditure (US$ million)

	Three months ended			Year to date
	June 2023	Mar 2023	June 2022[22]	June 2023	June 2022[22]
Exploration and evaluation expense
Exploration and evaluation expensed	81	52	27	133	34
Permit amortisation	2	2	2	4	3

Total	83	54	29	137	37

Capital expenditure
Exploration and evaluation capitalised[23],[24]	92	37	5	129	10
Oil and gas properties	1,229	1,279	748	2,508	1,505

Total	1,321	1,316	753	2,637	1,515

Trading costs	237	385	442	622	793

Key project expenditure (US$ million)

	Three months ended			Year to date
	June 2023	Mar 2023	June 2022	June 2023	June 2022
Capital expenditure
Scarborough[25]	578	626	353	1,204	800
Sangomar	272	279	207	551	449

[22]	June 2022 reflects the performance of the interests acquired as part of the merger with BHP’s Petroleum business from 1 June 2022.
[23]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[24]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

[25]

Scarborough key project expenditure includes Scarborough offshore, Pluto Train 2, Pluto Train 1 modification and Train 2 tie-in spend. Prior period comparatives have been restated to include Pluto Train 1 modification and Train 2 tie-in spend of $21 million in Q2 2022 and $34 million in YTD Q2 2022.

Exploration

•	In the US Gulf of Mexico, Woodside acquired a 44% working interest in two leases in Green Canyon and spudded the Spinel well with co-owner and operator BP in early June 2023.

•	Woodside has acquired five of the leases for which it was the highest bidder in lease sale 259 – four operated and one non-operated.

•	Seismic acquisition was completed over Petroleum Exploration Licence 87, in the Orange Basin offshore Namibia. A decision on exercising the option to enter will follow evaluation of seismic data.

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[26]	Remarks
Gulf of Mexico	GC 868	Mad Dog SWX4	Oil	23.9% Non-operator	12 March 2023	1,331	7,437	Drilling complete
Gulf of Mexico	GC 436	Spinel	Oil	44% Non-operator	7 June 2023	1,258	7,042	Drilling ongoing

Permits and licences

Key changes to permit and licence holding during the quarter ended 30 June 2023 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)		Remarks
Myanmar	A-6	(40)	0		Operated
Korea	Blocks 8 & 6-1N	(50)	0		Operated
Trinidad & Tobago	TTDA-5	(65)	0		Operated
Gulf of Mexico	GC436, GC480	44	44	[27]	Non-operated
Gulf of Mexico	GC210, GC211,	100	100		Operated
	AC125, AC126
Gulf of Mexico	GC598	40	40		Non-operated

Seismic and geophysical survey activity

Region	Field	Permits or licence areas	Remarks
Namibia	PEL 87 – Orange Basin	Deep Water PEL 87 Licence	Acquisition of 6,593 km2 of 3D seismic completed

[26]	Well depths are referenced to the rig rotary table.
[27]	Pending regulatory approval.

Production rates

Average daily production rates (100% project) for the quarter ended 30 June 2023:

	Woodside share[28]	Production rate		Remarks
		(100% project, Mboe/d)
		June 2023	Mar 2023
AUSTRALIA
NWS Project
LNG	29.91%	321	340
Crude oil and condensate	29.98%	57	59
NGL	33.27%	11	10
Pluto LNG
LNG	90.00%	83	117	Production was lower due to planned facilities turnaround.
Crude oil and condensate	90.00%	8	11
Pluto-KGP Interconnector
LNG	100.00%	22	30
Crude oil and condensate	100.00%	1	1	Production was lower due to planned facilities turnaround.
NGL	100.00%	0	1
Wheatstone[29]
LNG	11.86%	240	229
Crude oil and condensate	14.90%	31	30
Bass Strait
Pipeline gas	43.75%	105	82	Production was higher due to seasonal
Crude oil and condensate	45.96%	22	18	demand and reduced onshore and offshore
NGL	45.83%	29	19	maintenance activities.
Australia Oil
Ngujima-Yin	60.00%	0	16	Production was lower due to planned maintenance turnaround.
Okha	50.00%	9	10
Pyrenees	64.97%	13	11
Other
Pipeline gas[30]		34	34

[28]	Woodside share reflects the net realised interest for the period.
[29]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[30]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

	Woodside share[31]	Production rate		Remarks
		(100% project, Mboe/d)
		June 2023	Mar 2023
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	80	78
NGL	38.50%	5	5
Pipeline Gas	38.50%	7	6
Mad Dog
Crude oil and condensate	20.86%	86	50
NGL	20.86%	2	2	Mad Dog Phase 2 started up in April.
Pipeline Gas	20.86%	2	1
Shenzi
Crude oil and condensate	64.39%	44	45
NGL	64.39%	2	2
Pipeline Gas	64.39%	1	1
Trinidad & Tobago
Crude oil and condensate	61.07%[32]	5	6
Pipeline gas	52.58%[32]	57	56

[31]	Woodside share reflects the net realised interest for the period.
[32]	Operations governed by production sharing contracts, Woodside share changes monthly.

Forward looking statements and other conversion factors

Disclaimer and important notice

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside or other statements about Woodside’s future plans for projects and the timing thereof, the implementation of Woodside’s strategy and Woodside’s expectations and guidance with respect to production and certain financial and operating results, are or may be forward-looking statements. The information and statements in this announcement about Woodside’s future strategy and other forward-looking statements are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions and are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices; actual demand; currency fluctuations; geotechnical factors; drilling and production results; gas commercialisation; development progress; operating results; engineering estimates; reserve estimates; loss of market; industry competition; environmental risks; climate related risks; physical risks; legislative, fiscal and regulatory developments; changes in accounting standards; economic and financial markets conditions in various countries and regions; political risks; project delay or advancement; regulatory approvals; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; cost estimates; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; as well as general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and London Stock Exchange, and in Woodside’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. Except as required by law or regulation, Woodside does not undertake to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

All figures are Woodside share for the quarter ending 30 June 2023, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.

Product	Unit	Conversion factor
Natural gas	5,700 scf	1boe
Condensate	1bbl	1boe
Oil	1bbl	1boe
Natural gas liquids (NGL)	1bbl	1boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1tonne	8.08 boe
Pluto Gas Plant	1tonne	8.34 boe
Wheatstone	1tonne	8.27 boe

bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
Mbbl	thousand barrels
Mboe	thousand barrels of oil equivalent
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf	million standard cubic feet of gas
scf	standard cubic feet of gas

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.